EXHIBIT 12.1

C. R. BARD, INC. AND SUBSIDIARIES

Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30, 2010	Year Ended December 31,
		2009	2008	2007	2006
(dollars in millions)
Earnings from continuing operations before taxes	$357.7	$671.5	$552.7	$579.4	$396.8
Add (Deduct):
Fixed charges	8.6	17.5	17.4	16.6	21.8
Undistributed earnings of equity investments	(1.0)	(2.3)	(1.9)	(0.7)	(0.2)

Earnings available for fixed charges	$365.3	$686.7	$568.2	$595.3	$418.4

Fixed charges:
Interest, including amounts capitalized(1)	$5.7	$11.8	$12.1	$11.9	$16.9
Proportion of rent expense deemed to represent interest factor	2.9	5.7	5.3	4.7	4.9

Fixed charges	$8.6	$17.5	$17.4	$16.6	$21.8

Ratio of earnings to fixed charges	42.48	39.24	32.66	35.86	19.19

(1)	Interest related to unrecognized tax benefits is included as income tax expense and not included in fixed charges.